FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

c/o 17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated March 17, 2008, in which Excel Maritime Carriers Ltd. and Quintana Maritime Limited announce the mailing of the proxy statement/prospectus for the special meeting of Quintana’s shareholders to approve the merger.

Exhibit 1

JOINT PRESS RELEASE

EXCEL AND QUINTANA ANNOUNCE MAILING OF PROXY STATEMENT/PROSPECTUS FOR SPECIAL MEETING OF SHAREHOLDERS TO APPROVE MERGER

ATHENS, GREECE – March 17, 2008 – Excel Maritime Carriers Ltd (Excel) (NYSE: EXM) and Quintana Maritime Limited (Quintana) (NASDAQ: QMAR) jointly announced today that on March 14, 2008 Quintana commenced mailing the Proxy Statement/Prospectus for the Special Meeting of Quintana’s Shareholders to be held on April 14, 2008 for the purpose of approving the proposed merger with Excel.

ABOUT EXCEL MARITIME CARRIERS LTD.

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel’s current fleet consists of 18 vessels (10 Panamax, 6 Handymax and 2 Supramax vessels) with a total carrying capacity of approximately 1,074,022 DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) where it trades under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998.  For more information about Excel, please go to Excel’s corporate website www.excelmaritime.com.

ABOUT QUINTANA MARITIME LIMITED

Quintana, based in Greece, is an international provider of dry bulk cargo marine transportation services.  Quintana currently owns a fleet of 22 vessels and, together with 7 Panamax vessels under bareboat charters, operates 29 vessels (14 Kamsarmax, 11 Panamax and 4 Capesize vessels) with a total carrying capacity of approximately 2,644,000 DWT  tons.  The DWT weighted average age of vessels Quintana owns is 3.2 years.  In addition, Quintana has ordered 8 Capesize newbuilding vessels, one of which will be wholly owned and the remaining seven of which will be partially owned through joint ventures.  Once all acquisitions and newbuilding orders are completed and assuming no vessel disposals, Quintana will operate a fleet of 37 dry bulk vessels (14 Kamsarmax, 11 Panamax and 12 Capesize vessels) with a total capacity of approximately 4,086,043 DWT.  For more information about Quintana, please go to Quintana’s corporate website www.quintanamaritime.com.

FORWARD LOOKING STATEMENTS AND ADDITIONAL INFORMATION

This joint press release issued by Excel and Quintana on March 17, 2008 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to Excel’s planned acquisition of Quintana and the expected terms and timing of the transaction.  Words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions are intended to identify forward looking statements.  Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties, many of which are difficult to predict and generally beyond the control of Excel and Quintana.  Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Quintana shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability of Excel to obtain financing and the ability to integrate Quintana’s businesses into those of Excel in a timely and cost-efficient manner.  Additional factors that could cause Excel’s and Quintana’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 20-F of Excel and the 2007 Annual Report on Form 10-K of Quintana filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website.

This communication is being made in respect of the proposed merger transaction involving Excel and Quintana.  In connection with the proposed transaction, Excel has filed with the Securities and Exchange Commission a registration statement on Form F-4 containing a proxy statement/prospectus.  The proposed merger transaction involving Excel and Quintana will be submitted to Quintana’s shareholders for their consideration.  Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction because it contains important information.  Shareholders may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Excel and Quintana without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Excel or to Quintana per the investor relations contact information below.

          Excel, Quintana and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Excel’s directors and executive officers is available in Excel’s notice of annual meeting and proxy statement for its most recent annual meeting and Excel’s Annual Report on Form 20-F for the year ended December 31, 2006, which were filed with the Securities and Exchange Commission on September 14, 2007 and June 26, 2007, respectively, and information regarding Quintana’s directors and executive officers is available in Quintana’s proxy statement for its most recent annual meeting of shareholders which was filed with the Securities and Exchange Commission on April 2, 2007. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials that have been filed with the Securities and Exchange Commission.

          This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Excel contact information:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia &

Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

http://www.excelmaritime.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel: (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Quintana contact information:

Paul J. Cornell

Chief Financial Officer

Quintana Maritime Limited

Tel. 713-751-7525

E-mail: pcornell@quintanamaritime.com

Investor Relations / Financial Media:

Ramnique Grewal

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel. 212.661.7566

E-mail: rgrewal@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.

(registrant)

By: /s/ Gabriel Panayotides
Dated: March 17, 2008	Gabriel Panayotides Chief Executive Officer